UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: January 1, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
MSX International, Inc.
Full Name of Registrant
1950 Concept Drive
Address of Principal Executive Office (Street and Number)
Warren, Michigan 48091
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) This form shall be filed pursuant to § 240.12b-25 of this chapter by issuers who are unable to file timely all or any required portion of an annual or transition report on Form 10-K and Form 10-KSB, 20-F, or 11-K, a quarterly or transition report on Form 10-Q and Form 10-QSB, or a distribution report on Form 10-D pursuant to section 13 or 15(d) of the Act or a semi-annual, annual, or transition report on Form N-SAR or Form N-CSR pursuant to section 13 or 15(d) of the Act or section 30 of the Investment Company Act of 1940.

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
MSX International, Inc. (the “Company”) is filing this Form 12b-25 because it is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K by the due date of April 3, 2006 for the reasons set forth below.
The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) initiated an independent investigation regarding discrepancies in the fiscal 2003 financial statements of Satiz S.r.l., a wholly-owned, indirect Italian subsidiary of the Company (“Satiz”) that is currently held for sale and classified as discontinued. The Audit Committee engaged legal counsel and accounting advisors to assist in the investigation, which is substantially complete. Based on the findings of the investigation, the Audit Committee believes the accounts receivable of Satiz may have been overstated in fiscal 2003, which may have resulted in a corresponding overstatement of operating income for Satiz in fiscal 2003, and, consequently, the Company. In addition, the Company identified certain other accounting issues at Satiz, not related to the subject matter of the investigation, that have required further evaluation. The estimated impact of any potential adjustment (approximately $2.8 million, subject to change) resulting from the items discussed above may increase the reported net loss of $64.0 million for fiscal 2003. The Audit Committee further believes that such errors are as a result of misstatements by

Satiz personnel and/or control deficiencies with respect to the Company’s financial reporting processes at Satiz. This estimate is subject to change.
In addition to the above, the Company identified certain other accounting issues, not related to the subject matter of the investigation, that have required further evaluation. These issues, together with the Satiz matter, could give rise to adjustments in fiscal 2004, which the Company believes would increase net income reported in such year by approximately $0.1 million. This estimate is also subject to change as the Company’s ongoing review continues.
The Company is still evaluating the control implications of the accounting issues that were identified.
As a result of the matters discussed above, the Company was unable to file its annual report on Form 10-K on April 3, 2006 for the fiscal year ended January 1, 2006. The Company expects to complete its assessment of its financial statements and is working closely with its independent registered public accounting firm to complete its annual report by the April 18, 2006 extended deadline for the filing of the Company’s Form 10-K.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Frederick K. Minturn	(248)	299-1000

(Executive Vice President and Chief	(Area Code)	(Telephone Number)
Financial Officer)
(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The adjustments under review are expected to decrease reported fiscal 2004 operating income from continuing operations by approximately $0.4 million and increase income from discontinued operations by approximately $0.5 million. As a result, reported net income for fiscal 2004 is expected to increase by approximately $0.1 million.
Matters discussed under Part III above are not expected to have any material impact on fiscal 2005 results. Results from continuing operations for the fiscal year ended January 1, 2006 are expected to reflect similar trends as those disclosed in our Quarterly Report on Form 10-Q for the period ended October 2, 2005 with the following exceptions: (1) Creative Technology Services, LLC, a wholly-owned indirect subsidiary of the Company will be classified as discontinued effective in the fourth quarter of 2005 and (2) fourth quarter 2005 results will reflect an $89.8 million goodwill impairment charge related to selected U.S. staffing businesses.
MSX International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 4, 2006	By:	/s/ Frederick K. Minturn
Frederick K. Minturn
Executive Vice President and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).